Guidelines for
Business Conduct
The Scotiabank Group of Companies

A Message from the President
Since the day we began business in 1832, Scotiabank has sought to provide the highest quality financial products and services to our customers around the world and to earn a fair and reasonable return for our shareholders.
For us to do this, we must gain and keep the public’s confidence in our competence, honesty and integrity. Past words and deeds have gained Scotiabank such a reputation. Going forward, each of us must do our part to keep it.
Each of us must always do what is right. This is always in the Bank’s best interests, even when doing the right thing seems to conflict with meeting sales or profit targets. We do not compromise our ethics for the sake of other goals.
It is not always obvious or easy to determine what is right. To help each of us, the Bank’s basic principles and standards regarding ethical behaviour are outlined in the Scotiabank Guidelines for Business Conduct. It is important that you read this document carefully, think about what it means and use your own good judgment to apply the principles every day at work.
While the Guidelines address a number of issues which any of us may encounter, it is not possible for them to cover every situation. If you are unsure about the right thing to do, consult a more senior officer. Use the Chain of Communication to advise management of any problems which you encounter.
Each of us must live up to the principles set out in the Guidelines so that we can pass on the enviable reputation which we inherited to succeeding generations of Scotiabankers.

Sincerely,

/s/ Richard E. Waugh

Richard E. Waugh
President and Chief Executive Officer

Introduction	1
Our Basic Principles	2
Follow the Law Wherever the Bank Does Business	3
Avoid Putting Yourself or the Bank in a Conflict of Interest	4
You and Your Customer	5
The Bank and Its Customer	8
You and the Bank	9
Conduct Yourself Honestly and With Integrity	14
Dealing with Customers, Suppliers and Others Outside the Bank	15
Dealing with the Bank	19
Keep Bank Communications, Transactions and Information Accurate, Confidential and Secure, and Bank Assets Safe	21
Accuracy	21
Confidentiality	21
Security	23
Treat Everyone Fairly and Equitably – Whether Customers, Suppliers, Employees or Others who Deal with the Bank	25
Human Rights and Concerns	25
Employment Equity and Diversity	26
Report Problems and Irregularities	27
Sources of Assistance	28
Glossary (highlighted words – underlined and in italics – are further explained in the Glossary)	30
Topical Index (matters which are the subject of specific guidelines are identified in the Index)	32
This document will be provided in alternate formats upon request.

Introduction
The Scotiabank Guidelines for Business Conduct describes the minimum standards of conduct required of directors, officers and employees of the Bank and its subsidiaries.
Each of us is responsible for ensuring that we comply with the Guidelines at all times. The Chairman bears overall responsibility for ensuring that the Guidelines are followed throughout the organization, and reports on compliance every year to the Board of Directors.
You are required to read the Guidelines each year and to acknowledge, in writing, that you have done so, that you have followed the Guidelines, and that you have reported any actual or perceived potential breach of the Guidelines of which you have become aware.
N O T E :
          New directors and employees are given a copy of the Guidelines when they are elected or hired and must acknowledge receiving and reading the Guidelines.
N O T E :
          Some subsidiaries or specialized areas may also have supplemental guidelines or codes of conduct in place covering conduct or regulatory issues that only apply in that area or field. If you work for one of these subsidiaries or specialized areas, the supplemental guidelines also apply to you and you will be required to acknowledge them annually in the same manner as the Scotiabank Guidelines.
Any breach of the Guidelines is a serious matter, and can result in action up to and including termination of employment. The Bank may be required to report certain types of breaches to regulatory authorities, in which case the employee may be subject to criminal or civil penalties.

Our Basic Principles
You must:
•	Follow the law wherever the Bank does business.

•	Avoid putting yourself or the Bank in a conflict of interest.

•	Conduct yourself honestly and with integrity.

•	Keep Bank transactions, communications, and information, accurate, confidential and secure, and Bank assets safe.

•	Treat everyone fairly and equitably — whether customers, suppliers, employees or others who deal with the Bank.
Important:
These principles are the building blocks on which the Guidelines rest. Living up to them is an essential part of our meeting our corporate goals. Always perform your duties honestly, in good faith, and in the best interests of the Bank, exercising the care, diligence and skill that would be expected of a reasonably prudent person in similar circumstances.

Follow the Law Wherever the Bank Does Business
The laws of Canada and of other countries in which we operate regulate many aspects of Bank and subsidiary business, including the kinds of services we offer and the way in which we offer them, disclose their terms or advertise them. In order to protect customers and investors, there may, for example, be laws which deal with sales practices, employee qualifications and licensing, confidentiality and complaint resolution. Other laws seek to prevent illegal activities such as money laundering. Workplace health and safety is another area where the Bank is subject to laws.
Scotiabank must follow the law and so must you. You are also required to comply with Bank policies, procedures, and practices and to use Bank forms. This is the safest thing to do because they have been developed with legal requirements in mind.
N O T E :
If you work outside of Canada and encounter a situation where Bank policies appear to conflict with local cultural traditions or legal requirements, the senior officer involved must consult with Executive Office or with the subsidiary’s Head Office as applicable. Keep a written record of such enquiries and responses.
Management officers must be aware of all legal requirements pertinent to their activities; must make sure that these requirements are communicated to their staff; and must manage and supervise their staff with the objective of ensuring that the law and the Bank’s Guidelines and other policies and procedures are followed.
When in doubt about legal requirements, consult your Manager. If necessary, they can seek the advice of the Bank’s Legal Department or the Compliance Department of the Bank or applicable subsidiary.

N O T E :
Failure to comply with the law can have very serious consequences. For example, the Bank and/or an employee could be subject to regulatory sanction, loss of license, lawsuits, fines or imprisonment.
Avoid Putting Yourself or the Bank in a Conflict of Interest
If you cannot fully and objectively perform your duties and obligations in a particular situation, because to do so would prevent you from fully and objectively performing your duties and obligations in another, then you have a conflict of interest.
Even if you do not have an actual conflict of interest, if other people think you do, they will still be concerned that you cannot act properly. For this reason, it is almost as important to avoid the appearance of a conflict as it is to avoid an actual one. Being seen or thought to be in a conflict of interest can damage your reputation or the Bank’s.
If you find yourself in a conflict of interest or a situation where you believe that others might think you have one, you must immediately advise your Manager, so that action can be taken to resolve the situation. Your Manager, who may consult a senior officer if necessary, will decide if a conflict exists or if the appearance of a conflict would be damaging to the Bank’s reputation.
Conflicts sometimes occur between:
• You and your customer — where your personal interests could conflict with your obligations to a customer.
• The Bank and its customer — where the Bank’s interests could conflict with the Bank’s obligations to a customer; or where the Bank’s obligations to one customer conflict with its obligations to another.
• You and the Bank — where your personal interests could conflict with your obligations to the Bank as an employee.

Some common conflicts which you may encounter, and the guidelines which you should follow if you do, are outlined in this section.
You and Your Customer
Never misuse information gained in your dealings
with customers.
You are regularly entrusted with customers’ confidential information — information which is not or may not be publicly known. This information is given to you so that you can assist the customer with the customer’s Bank business. It is wrong for you to use that information before it becomes public in order to obtain a personal benefit or to further your own affairs. It is also wrong to tell any other person who does not require the information in the necessary course of business.
Insider Trading and Tipping:
Are legal terms used to describe prohibited activities which involve the misuse of information about publicly traded companies in order to make money buying or selling securities in the market. There are very strict laws forbidding both insider trading and tipping, and violations carry severe penalties.
In the course of your Bank duties, you may become aware of confidential information about the Bank or another public company that is important enough that, if other people knew it, they would be likely to buy or sell that company’s securities, or it could be reasonable to expect that the price of the securities would be affected. This kind of information is called Inside Information.
It does not matter how you learn about Inside Information. If you possess this information, you may not buy or sell (for yourself or for anyone else) stocks, bonds or other securities issued by that company, nor may you suggest it or induce anyone else to do so.

N O T E :
Sales persons with securities subsidiaries may, however, accept unsolicited orders from the public.
You may not pass on or tip Inside Information about the Bank or any other public company to anyone except those persons who absolutely need to know that specific information in the necessary course of business.
If your job makes it likely that you may encounter Inside Information, the Bank can require that you do your securities trading only through brokerage accounts monitored by the Bank as well as impose other rules. These rules are to help protect you and the Bank.
More detailed information about insider trading and tipping and the specific policies and procedures which the Bank has put in place to protect Inside Information is contained in the Bank publication Compliance Guidelines. Bank or subsidiary Compliance Departments are also available to provide you with advice.
Do not seek or take personal advantages from your customer relationships.
Wills, Other Trusteeships and Similar Appointments
Customers sometimes try to express appreciation to employees through legacies, bequests or appointments in their wills. You should discourage any customer who suggests making you a gift in their will as this could very easily be misinterpreted as your having exercised improper influence. For the same reason, you should never solicit a personal appointment as an executor, administrator or trustee, unless it is within your own family.
If you are named as a beneficiary, executor, administrator or trustee of a customer’s will or some other trust document, other than as a family member, report the gift or appointment and the nature of your relationship to the deceased to your supervising office or department head. You will need their approval if you are to have signing authority for the estate’s bank accounts.

N O T E :
Salespersons of subsidiaries may require additional approvals.
Purchasing Repossessed or Administered Property
To avoid the appearance that you are receiving an advantage, neither you nor your family are to use or purchase goods which have been repossessed by the Bank, except with the permission of your supervising office or department head. They will review the situation and consider whether the transaction would both be and appear to be fair.
N O T E :
     If you work for Scotiatrust or any other subsidiary/area where a fiduciary obligation is imposed by law, you may not use or become the owner of property held in fiduciary accounts under administration, unless you or a family member are a beneficiary or co-trustee of an estate and the governing document specifically permits you to use or become the owner of the property being administered.
When giving advice, act within your authority,
training and qualifications.
Fiduciary Relationships
Some of the Bank’s subsidiaries and their employees, usually those in the trust or securities businesses have what is legally called a fiduciary relationship with their customers. Fiduciary relationships create greater than normal obligations, particularly when it comes to avoiding and resolving any conflicts of interest. Consequently, employees who, because of their job, normally act as fiduciaries are often required by law to have special training, licensing or registration.
The Bank and Bank employees do not normally have a fiduciary relationship with their customers. While you are expected to inform customers about bank products and services, avoid giving unqualified advice or acting beyond your normal duties. Refer customers who request investment, trust or specialized advisory services to those employees, areas, or subsidiaries which are authorized to do this business with customers. Do not give specific tax or legal advice. Instead, refer customers to their own advisors.
Insurance Recommendations
You are allowed to market and promote Bank-sponsored insurance such as creditor life and disability or travel insurance. The Bank may also require customers to insure property or goods given as security for a loan and insist that this insurance meet reasonable requirements. However, unless you are licensed to do so, you may not recommend that customers use a particular insurance company or agent, or give specific advice on types of coverage for non-Bank sponsored insurance products. Follow any Bank instructions pertaining to insurance products carefully.
The Bank and its Customer
Be alert to situations where the Bank or a subsidiary
may have a conflict of interest.
Lending and Advisory Conflicts
If you are a lending or advisory officer, be alert to situations where there may be a conflict or the appearance of one.
If you become aware of a potential conflict, observe Bank policies and procedures regarding confidentiality and advise your supervising office or department head to ensure the situation is managed appropriately. For example:

SITUATION:	CONFLICT:
The Bank finds itself financing or advising a customer who is investing in another customer in financial difficulty.	Risk of having been thought to have improved the Bank’s position at the expense of a customer.

SITUATION:	CONFLICT:
The Bank is asked to finance more than one customer’s bid for the same contract.	Risk of having been thought to have shown favouritism or to have passed information to a customer’s competitor.

A customer is in financial difficulty and the Bank is a senior lender. A subsidiary is trustee for the subordinated debt.	Risk of the subsidiary having been thought to act inconsistently with its obligations to improve the position of its parent Bank.
You and the Bank
Do not let personal relationships affect your ability to make the right decisions on the job.
Friendship, family relationship or association should have no influence on your decisions on the job. Make decisions about meeting a customer’s needs, engaging a supplier or hiring an individual on a strictly business basis. It is wise to avoid making decisions where you are closely involved and to refer the situation to another employee for handling. If you do become involved in a dealing on the Bank’s behalf with a family member or close friend or associate, immediately advise your Manager.
Avoid business activities which compete with the Bank’s interests or any activities which would deprive the Bank of your best efforts on the job because of excessive outside demands on your time, energy or attention.
Outside Business Activities, Financial Interests or Employment
You should not commence or continue a business which competes with the Bank, or engage in any activity likely to compromise the position of the Bank. As well, do not conduct non-bank business on Bank time, or use Bank equipment or facilities to conduct an outside business interest. This includes soliciting other employees to participate.
Neither you nor members of your household should have a financial interest in or with a customer or supplier of the Bank or any other entity having a close business relationship with the Bank if this would put you in a conflict of interest.
N O T E :
This policy does not apply to holdings in publicly traded securities unless you have Inside Information.
While employment outside of Scotiabank working hours is not prohibited, this should only be engaged in if there will be no conflict of interest and if the employee’s satisfactory performance of his or her job functions with the Bank will not be prejudiced in any way.
Before commencing or continuing an outside business interest, making or holding a financial interest in a Bank customer or supplier or other entity having a close business relationship with the Bank, or committing to a job outside Bank working hours, discuss this with your Manager to be sure these activities do not create a conflict.
N O T E :
If you are an employee of a securities subsidiary, you must obtain approval from your Compliance Department for any outside business activities, interests or employment.
Directorships
You do not need permission to serve as a director of:
•	A non-profit, public service corporation such as a religious, educational, cultural, social, welfare, philanthropic or charitable institution or a residential condominium corporation.

•	A private, family-owned corporation (greater than 50%) incorporated to administer the personal or financial affairs of an officer or employee, or one or more living or deceased members of the officer’s or employee’s family. Family includes parents, spouse’s parents, children, grandchildren and spouses of children or grandchildren.

•	A bank subsidiary or an affiliate in which the Bank owns more than 5% of the outstanding voting shares.

•	A corporate entity, where the directorship arises in your capacity as an officer of a Bank trust subsidiary.
Otherwise, if you are an employee of the Bank or a Canadian subsidiary of the Bank, you may serve as a corporate director only if you have obtained the approval of the Bank’s Executive Vice-President, Human Resources. Officers at or above the rank of Senior Executive Vice-President need the approval of the Bank’s Board of Directors.
N O T E :
If you work for a Bank subsidiary, whether in Canada or abroad, you must also follow its policies and obtain all necessary approvals within your subsidiary before accepting any outside directorships.
If you are a new employee, immediately seek approval for any outside directorships which do not fit in the permitted categories above. If you change your position, advise your Manager — even if the Bank or a subsidiary has previously approved a directorship. He or she can decide whether this approval must be reconfirmed, given your new duties.
Charitable and Community Activities
The Bank encourages its employees to participate in charitable, religious, educational, community and civic activities. This includes serving on community or civic bodies such as a municipal council or school board. However, the time and attention devoted to these activities should not interfere with you doing your job, or present any other kind of conflict.
Be alert to potential conflicts and disclose them to your Manager. An example might be acting as a signing officer for a non-profit account held with the Bank. Before you run for office or accept an appointment, discuss your intention with your supervising office or department head to ensure that there will not be a conflict.

As much as possible, limit charitable and community activities to non-business hours. You may not normally use or permit the use of Bank materials, equipment or personnel for non-Bank purposes. In special cases, upon request, your manager or other senior officer may approve such use if the Bank sees it as a worthwhile activity. Do not make charitable donations in the Bank’s name without prior approval from your supervising office or department head, or in the case of a subsidiary, according to its approval process.
Be careful when and how you represent the Bank.
Making Public Statements/Media Contact
As a private citizen, you are entitled to express your personal views. However, do not claim to speak on behalf of the Bank, or, by identifying your relationship with the Bank, lead people to think that you are expressing Bank views, unless you have obtained approval from your supervising office or department head. This applies to all communications vehicles (such as statements, speeches, letters or articles) and all communications media or networks (such as newspaper, radio, television, E-mail or the Internet).
N O T E :
If due to your position with the Bank and your acknowledged expertise, you are asked to give presentations or express views on matters generally relating to banking or other financial services, you should begin your presentation by saying that the views expressed are personal and do not necessarily represent those of the Bank — unless of course you are presenting an approved Bank position. When you make a presentation as a result of your employment, you may accept only modest honoraria and reimbursement of expenses.
Unless you are a designated spokesperson or are otherwise authorized to speak to reporters or the media on behalf of the Bank as part of your normal duties, refer all media enquiries to the Public & Corporate Affairs Department.

Always respect the Bank’s duty of confidentiality and before you make public any information about the Bank’s business or that of a customer, obtain approval from your supervising office or department head.
Be especially careful never to respond to questions about a matter where litigation is pending or in process unless authorized by your supervising office or department head.
Political Activities and Donations in the Name of the Bank
The Bank and certain of its subsidiaries make political donations, wherever permitted by law, to support and encourage the democratic process as distinct from the fortunes of the individual parties.
You should direct any political donations requests to the Chief Executive Officer of the Bank or your subsidiary.
The Bank will make no political donation that may be interpreted as an attempt to encourage favourable treatment of the Bank or a subsidiary.
Do not use the Bank’s name, property or information to
gain personal advantages or to further your own interests.
The Bank’s name, property and information are corporate assets. They should only be used to further its business.
Improper Use of the Bank’s Name, Facilities or Your Position
•	Do not use the Bank’s name, facilities[1] or information[2], or misrepresent your position, for personal advantage in political, investment or retail purchasing transactions or in similar types of activities.

1	For example: The Bank’s electronic and telecommunications facilities and systems, such as Internet, voice mail, E-mail, FAX machine and telephone are provided to you to enable you to do your job. Any other use, except for reasonable and occasional use, is not allowed.

2	For example: Do not copy Bank information, including computer software or video tapes, for your personal non-work-related use or someone else’s unless you are authorized to do so.

•	Do not use your connection with the Bank so that you or your family can borrow from, or become indebted to, customers or prospective customers.
•	Do not use your position to gain preferred rates[3] or access to goods and services[4], whether for you personally or for friends or relatives, unless the benefit is conferred as part of a Bank-approved plan available to all or designated groups of employees.

3	Directors, certain senior officers, their spouses and minor children, as well as certain other entities such as companies which they control, are legally called “related parties” and there are laws governing their dealings with the Bank or a subsidiary. If you have been advised that you are a “related party” of the Bank or a subsidiary, you must abide by the policies and procedures which have been put in place to meet legal requirements.

4	For example: Do not use your position to gain access to trading facilities or opportunities to further your personal investments, such as gaining access to new stock issues or hard to get securities.
Purchasing Bank Assets
To avoid the appearance that the Bank is giving its employees an advantage, you or members of your household may not purchase assets of the Bank such as automobiles, office equipment or computers, unless the purchase is made at an advertised public auction; or it has otherwise been established to the Bank’s satisfaction that the price being paid is reasonable and your supervising office or department head has approved the transaction; or the purchase accords with an approved Bank program.
Conduct Yourself Honestly and with Integrity
The Bank’s success depends on the honesty and integrity of its employees. Your conduct, both at work and outside, has a direct effect on how customers think about the Bank. Customers want to be served by people who are trustworthy and reliable.

To keep customers’ trust, you must avoid any involvement in criminal activities and never act in a violent, threatening or abusive manner with any persons you deal with as a Bank employee.
Dealing with Customers, Suppliers and Others Outside the Bank
Be wary of suspicious or improper transactions.
Improper Transactions
All transactions must be authorized and handled in a Bank-approved manner, and must meet applicable Bank standards for knowing your customer. Do not undertake or participate in any transactions that, by Bank standards, could be considered improper or suspect, no matter how customary they may be regarded in a particular location or area of business activity.
Be alert to any illegal, suspicious or unusual activity in accounts, such as money laundering or cheque kiting. Promptly report any unusual account activity to your Manager. Refer to Bank manuals for the applicable policies and procedures to follow.
Guard your reputation for honesty, fairness and objectivity.
Accepting Gifts and Entertainment
This may lead others to believe that your decisions have been improperly influenced. In extreme cases, such as a lavish gift, acceptance could be construed as taking a bribe.
N O T E :
Some countries have strict laws regarding both offering and accepting anything of value that might influence a person’s business judgment. It is very important that you make yourself aware of local laws.

You may not use your position for improper personal gain. Tactfully discourage customers, suppliers or others in business with the Bank, if they suggest offering benefits to you or your family.
You should not accept gifts of cash, bonds, negotiable securities, personal loans, or other valuable items, as for example airline tickets, or use of vacation property or costly entertainment from customers, suppliers or others with whom the Bank does business.
N O T E :
This does not preclude accepting travel arrangements or accommodations for meetings, due diligence, or other business activities, if the expense would otherwise be paid for by the Bank as a legitimate business expense.
You may accept modest gifts and entertainment, in the following circumstances:
•	There is no suggestion that the donor is trying to obligate you or improperly influence your decisions.
•	Accepting is “normal business practice” for the purposes of courtesy and good business relations.
•	Accepting is legal and consistent with generally understood ethical standards.
•	Neither you nor the Bank would be embarrassed if the public became aware of the circumstances.
Acceptable gifts and entertainment include:
•	Occasional meals, refreshments, invitations to sports, theatre or similar events, travel arrangements and accommodation, where the nature and cost, if not paid for by the donor, would be considered by the Bank to be a reasonable and legitimate expense in order to further the business relationship, or alternatively, where the type and level of entertainment could be easily reciprocated personally.
•	Small, occasional gifts for special occasions such as an anniversary, significant event or holiday.
•	Inexpensive advertising or promotional materials, such as pens or key chains.

•	Inexpensive awards to recognize service and accomplishment in civic, charitable, educational, or religious organizations.
•	Modest honoraria and reimbursement for reasonable expenses (if not paid by the Bank) for Bank-related speaking engagements or written presentations.
•	Gifts or entertainment clearly motivated by obvious family or close personal relationships, rather than business dealings.
If you are unsure whether it is appropriate to accept
a gift, talk to your Manager.
Where it would be extraordinarily impolite or otherwise inappropriate to refuse a gift of obvious value, you may accept it on behalf of the Bank. Report the gift to your supervising office or department head to determine how to deal with it. Such gifts may not be taken for your home use or enjoyment.
Bribes and Payoffs
The Bank strictly prohibits taking bribes, kickbacks, extraordinary commissions or any other kind of payoff from suppliers or customers in exchange for favourable treatment or consideration. Such actions are grounds for dismissal and possible criminal liability. Refer any offers or suggested payoffs to your Manager for investigation.
Choosing the services of dealers, lawyers, consultants, other professionals, and suppliers should be done on the basis of qualifications, product or service quality, price and benefit to the Bank.
Never offer bribes or attempt to gain business for the Bank in any unethical manner.
Illegal or Anti-Competitive Sales Practices
To promote fair competition, many countries have competition laws or trade regulations, with severe penalties for violation. These often complex regulations are designed to keep competition as fair and open as possible.
Bank services, products, sales programs, cross-selling programs and discretionary pricing policies are developed carefully to comply with competition laws. Follow the given instructions concerning sales programs. In particular, do not tell customers that they must, or require them to, place other business with the Bank in order to obtain a specific Bank product or service, unless this is a clearly authorized feature of a product or program and set out in sales instructions. For example, the Bank may require a customer to place some or all of their business with the Bank if the reason is to better secure credit facilities.
Do not collude or co-operate with any other financial institution in anti-competitive activities. These include arrangements for or discussions about interest rates on loans and deposits, service fees, other product features, types or classes of persons to whom services will be made available or withheld, or any other competitive policy or practice.
N O T E :
Some permitted exceptions are discussions regarding syndicated loans, underwritings and other kinds of authorized consortia, and certain government lending programs. In these cases, limit discussions to the specific transaction or program.
You may participate in industry associations, such as the Canadian Bankers Association, to develop industry positions on legislative or other issues, or to set standards for the use of common facilities or networks. However, these meetings must not be used to discuss competitive policies and practices. If you have any doubt whether a discussion would violate competition laws, do not participate and consult with your Manager.
Be truthful.
Communications and Representations
Do not knowingly mislead customers, the general public or other employees by making false or misleading statements or by with-holding information. The Bank’s policy is to be truthful in all its communications, representations, and advertising, written and verbal.

Advertising
If approving advertising is not part of your job, before initiating any advertisements, get the approval of your supervising office or department head. If necessary they will have materials reviewed by counsel.
Dealing with the Bank
Never use your access to Bank funds or facilities to do something you shouldn’t.
Misappropriation
Stealing customer or Bank funds, attempting to defraud the Bank, or knowingly helping others to do so are grounds for dismissal and possible criminal liability. This includes misuse of employee benefits such as staff banking privileges.
Claiming Improper Expenses
Claims for travel and entertainment expenses must be fair and relate only to Bank business. Similarly, claims for transfer expenses must follow current standard procedures. Credit cards issued for travel and associated expenses are not to be used for personal expenses.
Improperly Accessing Records
You may access, accumulate data and use records, computer files and programs of the Bank and its subsidiaries, including personnel files, financial statements, and customer information, only for their intended, management-approved purposes.
Using Bank Facilities for Personal Transactions
When you deal with the Bank as a customer, your personal transactions must be treated the same as any normal customer transaction. You may not make any entries on your own account or that of a family member or a related account. Use your employee access privileges only for authorized purposes; use your customer access privileges only as any other customer would.

For example, you may not use your employee access to the Bank’s trading facilities for personal trading in commodities, gold, silver, foreign exchange or securities, except in accordance with established procedures for personal transactions.
Misusing Clearing or Payments Systems or General Ledger Accounts
You may not misuse the Bank’s clearing or payments systems or General Ledger accounts to obtain credit or funds not rightfully yours, as for example, by cheque kiting.
Creating False Records
You may not, under any circumstance, knowingly make or allow false or misleading entries to be made to any account, record, model, system or document of the Bank.
N O T E :
This does not apply to approved activities or procedures such as authorized systems override procedures or using test data in systems development.
You may not keep any undisclosed or unrecorded account, fund, asset or liability of the Bank for any purpose. Immediately report your knowledge or discovery of any such account to your Manager, supervising office or department head or internal Audit.
Cooperate with audits and investigations.
You are expected to cooperate fully with any investigations by management, Bank and subsidiary compliance or internal audit departments. Be straightforward and candid when dealing with internal and external auditors and regulators, but keep in mind the Bank’s confidentiality guidelines and procedures for releasing information. Do not lie to or knowingly mislead management, Compliance or internal Audit Departments, external auditors or regulators.

Keep Bank Communications, Transactions and Information Accurate, Confidential and Secure, and Bank Assets Safe
Accuracy
Make sure transactions are properly authorized and records are complete and accurate.
Integrity of Transactions and Records
Good business practice and Bank regulation make it essential that the Bank’s books and records are always complete and accurate. All employees must play their part in ensuring the accuracy and integrity of the Bank’s record-keeping and information reporting systems. Follow the Bank’s operating and other manuals to ensure that transactions are properly authorized, promptly recorded in the right accounts, and adequately supported by back-up documentation.
Internal controls and procedures are in place to protect the Bank. Under no circumstances should you try to bypass an internal control procedure even if you think this is harmless or will save time.
Confidentiality
Customer Confidentiality
To maintain the Bank’s reputation, the confidentiality of relations and dealings between the Bank and its customers is paramount. This includes information about whether or not an individual or business is actually a customer.

You are required to protect the confidentiality and security of customer information not only when the Bank collects, uses or retains the information but also when it disposes of or destroys information no longer needed. In most instances, maintaining confidentiality is also a legal requirement.
The Bank and certain subsidiaries are also bound by privacy codes. Be aware of, and follow the privacy policies and procedures that the Bank or a subsidiary put in place to conform to principles embodied in their privacy code.
Third parties often request confidential (business, personal or financial) information about (individual, corporate and government) customers. Before you disclose any information, get the necessary customer consent or follow steps outlined in Bank manuals. Deal with requests from other banks or correspondents for reports on customers or requests for information by governments as outlined in the appropriate operating manuals.
For the benefit of customers, the Bank has published the privacy principles to which the Bank and applicable subsidiaries are committed in a booklet titled Scotiabank and You: A Question of Privacy. You should be familiar with this document.
Employee Confidentiality
You also have an obligation to safeguard the privacy of other employees and confidentiality of the Bank’s own affairs. This obligation continues even if you leave the Bank.
Take appropriate precautions to protect the confidentiality of customer and employee transactions, information and stated intentions. For instance:
•	Control access to confidential information.
•	Do not leave confidential documents lying about in an unsecured manner where they could be viewed, lost or stolen.
•	Do not carelessly display confidential information.
•	Do not discuss confidential information in public places.

•	Do not tell confidential information to persons outside the Bank, including family or household members or associates, or other employees who do not require the information for their work.
•	Use only secure media to transmit confidential information (e.g., take care when using insecure media such as cellular telephones) and be certain to whom you are speaking.
•	Destroy or dispose of confidential information according to Bank security requirements.
•	Keep Bank systems secure by following the Bank’s security processes and procedures outlined in the following section.
Security
Protect Bank property and information under your custody
and control.
Be alert to the potential for harm, loss, corruption, misuse or theft of Bank assets. Bank assets include:
•	Funds and negotiable instruments.
•	Physical property, premises, supplies and equipment.
•	Computer systems, other technology, automated resources and network access (e.g., Internet).
•	Intellectual property, including software developed by employees or provided by third parties.
N O T E :
If you developed as part of your work for the Bank or with the use of Bank facilities, any patentable invention, industrial design or creative work, it belongs to the Bank unless a specific exception has been made.
•	Information and data about the Bank or its customers, however stored or maintained, including held on automated media (e.g., diskettes).

Assets in the Hands of Third Parties
If you have authorized assets to be held in the custody or safekeeping of third parties, you are responsible for being aware of and satisfied with their security procedures.
Use of Bank Property Off Premises
Except as may be required for working at home, furnishings, equipment, supplies, files or other information are not to be removed from the Bank’s premises without authorization.
If you regularly work at home or off-site as part of an approved arrangement, and have Bank assets in your custody, you are expected to keep those assets safe by knowing and following the Bank’s security policies and procedures.
Using Personal Resources for Work
You may use personal resources (e.g., a home PC) when working at home provided customer and Bank information is properly safeguarded from unauthorized access, theft, misuse, loss or corruption.
Integrity of Computer Systems
Computer systems, programs and information assets must be protected from theft or misuse, and intentional and unintentional loss or corruption. It is your responsibility to safeguard any information of which you are the designated Bank owner, or have custody, or which you use. This is the case even when you are disposing of waste or damaged materials. You must comply at all times with the Bank’s security processes and protection requirements, including any specific requirements applicable to a system or program which you use. Practices you should follow include:
•	Use only authorized computer programs and software.

•	Comply with computer back-up and virus protection requirements.

•	Safeguard all access identifiers (e.g., passwords, access codes, badges), combinations, and physical keys in your custody; do not give, lend, share or duplicate them without authorization.

•	When using vendor and third party systems and programs, comply with the licensing, confidentiality and registration requirements which the Bank has agreed to.
N O T E :
Failure to comply could place you or the Bank in breach of copyright laws and subject you or the Bank to serious penalties.
•	Never discuss or disclose the design or operation of the Bank’s systems or security protection processes or procedures with people outside or in the Bank, other than with your management, appropriate Bank officers or advisors who have been properly retained.

•	Report any weakness or deficiency in a Bank system or security protection procedure to your Manager or other appropriate Bank officers.
Treat Everyone Fairly and Equitably – Whether Customers, Suppliers, Employees or Others who Deal with the Bank
The Bank is committed to treating all current and potential employees, customers, suppliers, and vendors fairly and to maintaining a work environment that supports the productivity, personal goals, dignity and self-respect of all employees. This includes a commitment to ensuring equal opportunity in employment.
Human Rights and Concerns
Discrimination, including harassment, is prohibited.

The Bank will not tolerate any behaviour from you that conflicts with the spirit or the intent of the Canadian Human Rights Act or other human rights and anti-discrimination laws that apply to subsidiaries, or to the Bank’s operations outside of Canada. Any employee whose actions are inconsistent with these principles will be disciplined, up to and including dismissal.
Harassment, including sexual harassment, is a form of discrimination. Harassment means any conduct, comment, gesture, or contact related to prohibited grounds of discrimination:
•	that is likely to cause offence or humiliation to any employee or customer; or

•	that might reasonably be perceived as placing a condition of a discriminatory nature on employment or employment opportunities such as training or promotion, or on the provision of financial services.
Every employee is entitled to harassment-free employment. Every customer is entitled to harassment-free financial services. The Bank will make every effort to ensure that neither employees nor customers are harassed.
For more information, refer to Human Resources Policies Sections on Human Rights and Concerns.
Complaints will be treated with seriousness, sensitivity and confidentiality. Do not retaliate against any employee for having raised concerns or complaints in good faith.
Employment Equity and Diversity
The Bank is committed to equity and diversity in all its employment practices and policies. It seeks to recruit, develop and retain its employees on the basis of merit, ability and performance. The Bank will provide reasonable accommodation to permit qualified persons who face some barrier (e.g., persons with disabilities) to do their jobs.
The Bank is also committed to the creation of a work force, at all levels of the organization, that reflects the diverse population of the communities it serves.

Report Problems and Irregularities
If you believe that you may have breached the Guidelines, or a supplemental guideline or code that applies to you, or have observed:
•	a breach of the Guidelines or supplemental guidelines by another employee; or

•	a serious weakness or deficiency in the Bank’s policies, procedures or controls which might enable breaches to occur or go undetected;
you have a responsibility to the Bank, your fellow employees and yourself to report it immediately to your Manager or that employee’s Manager.
N O T E :
If you fail to report a known breach of the Guidelines, you may suffer serious consequences. If a problem or irregularity has been referred to you, resolve the issue or refer it appropriately using the Chain of Communication.
The Bank recognizes that, from time to time, you may be uncertain about an appropriate course of action. In such cases, immediately seek the advice of your Manager or a more senior officer. Consult a still more senior officer if you do not receive what you consider to be a reasonable response from the first person.
If you are dissatisfied with the resulting response or action, or believe there may be collusion between a Manager and the employee in breach of the Guidelines, you should write without fear of reprisal, to the Chief Executive Officer of the Bank, or other senior officer as appropriate. A complete list of sources of assistance follows this section.
The Bank will protect from retaliation any employee who, in good faith, reports actual or perceived breaches by another employee or problems with Bank policies, procedures or controls.

N O T E :
However, if you still have a concern, you may discuss it anonymously or confidentially through the Staff Ombuds Office.
Breaches of the Guidelines will be dealt with promptly and fairly.
Sources of Assistance
You are expected to know and understand these Guidelines. If you have any questions or are unsure about any of them, ask your Manager. If this is not appropriate, or if you need further guidance consult the list below:

Issue:	Contact:

Legal matters	Legal Department

Conflict of interest	Your supervising office, your subsidiary or Bank Compliance Department

Insider trading	Your subsidiary or Bank Compliance Department

Media enquiries	Public & Corporate Affairs Department

Customer Complaint Resolution Policies or Procedures	Office of the President (416) 649-6170

Your subsidiary Compliance Department

Releasing information about the Bank or its customers	Your Manager, supervising office or department head

Suspected breach of the Guidelines for Business Conduct	Follow the Bank’s Chain of Communication

Issue:	Contact:

Suspected Criminal Activity	Security & Investigation Department

Your subsidiary Compliance Department

Addressing concerns anonymously or in confidence	Staff Ombuds Office, Executive Offices
- Canada & U.S. (English)
800-565-7810
- Canada & U.S. (French)
800-565-7804
- Other countries
(416) 866-4330

Confidential communication regarding stress, substance abuse, or family problems	Employee Assistance Program - Canada & U.S. (English) 800-268-5211 - Canada & U.S. (French) 800-363-3872

Glossary
Bank or Scotiabank — unless the context clearly indicates otherwise, includes subsidiaries. Where the topic matter is not directly or fully applicable to some subsidiaries, employees should be guided by the specific policies applicable to their subsidiary.
Bank manuals and forms etc. — where reference is made to Bank manuals, forms, policies, practices, procedures, processes, standards, programs and requirements, subsidiary employees should read it as being similar or corresponding manuals, forms, policies, practices, procedures, processes, standards, programs and requirements as implemented in their subsidiary.
Chain of Communication — means the Bank’s published Chain of Communication. Subsidiary employees should read this and words such as “manager”, “department head” or “supervising office” in the context of their subsidiary’s organizational structure and chain of command.
cheque kiting — is fraudulently obtaining unauthorized credit by writing a cheque against an account with insufficient funds, and making up the deficiency by depositing another cheque from a different bank account which may or may not have funds.
competition laws or trade regulations — generally prohibit or attach specific conditions to arrangements which:
-	restrain or monopolize trade

-	have discriminatory price or service features which diminish competition

-	make it a condition of doing business with a customer that the customer deal only, or primarily in, the company’s products (sometimes called “exclusive dealing”) or that the customer, as a condition of acquiring a specific product, also acquire some other company product (sometimes called “tied selling”) and applying these conditions has the effect of unduly restraining competition

-	represent other methods of competition deemed unfair.

confidential information — is information that has not been generally disclosed to the public (also called Non-Public information). See also “insider trading”.
discrimination — is prohibited under the Canadian Human Rights Act on the following grounds: race, colour, age, marital status, national or ethnic origin, religion, sex, family status, sexual orientation, mental or physical disability, or pardoned conviction.
fiduciary — is someone who has undertaken to act for the benefit of another and is in a position of trust.
insider trading — is trading on Inside Information. Inside Information is information which is both Non-Public and Material. Non-Public information is information that has not been generally disclosed to the public. Material information is Non-Public information which, if it were disclosed to the public, could reasonably be expected to affect the price of a company’s securities.
laws — refers to any governmental acts, rules and regulations, and codes of conduct, regulations, legal requirements, rules, by-laws or policies of any self-regulatory or industry association by which the Bank or a subsidiary is or has agreed to be bound.
Manager — means your branch Manager or department Manager or unit head. See also “Chain of Communication”.
money laundering — means using, transferring, transmitting or dealing with funds or property which you know are derived from criminal activity, with the intent to cover-up, hide or convert them.
subsidiaries — see “Bank or Scotiabank” and “Bank manuals and forms” and “Chain of Communication”.
supplemental guidelines — must be consistent with the principles and standards described in the Guidelines. They may incorporate additional standards or set higher standards of conduct, but may not set standards less stringent than the Guidelines. Copies of supplemental guidelines must be reviewed by Compliance and Human Resources to ensure consistency with the Guidelines.
tipping — is passing “Inside Information” about a company to a third party except where the conveyance of the information is in the necessary course of business.

Topical Index

Accuracy	21
Accepting Gifts & Entertainment	15
Assistance	28
Audits	20
Administered Property	7
Advertising	19
Advice	7
Advisory Conflicts	8
Anti-Competitive Sales Practices	17

Bank	30
Bank’s
Assets	14, 23, 24
Facilities/Equipment	12, 14, 20, 23, 24
Manuals and Forms	3, 31
Name	13
Property/Information	13, 19, 21, 23, 24
Breaches of Guidelines	1, 27
Bribes & Payoffs	17
Business Activities (Outside)	9
Chain of Communication	30
Charitable Activities	11
Cheque Kiting	15, 20
Claims Expense	16, 19
Communications	12, 18
Community Activities	9, 10, 11, 12
Competition	18
Complaints	26, 27
Compliance with the Law	3
Confidential Information	5, 13, 21, 22
Confidentiality	13, 21, 22
Conflict of Interest	4-14
Copyright	25
Criminal Activity	15

Directorships	10
Discrimination	25
Diversity	26
Donations	13

Employment Equity	26
Employment (Outside)	9
Entertainment	15
Expenses	16, 19

False Records	20
Fiduciary Relationships	7
Financial Interests	9

Gifts	15

Harassment	25
Honesty and Integrity	14-20

Illegality	3, 15, 17, 19, 24
Insider Trading	5
Insurance Recommendations	8
Internal Controls	21
Investigations	20
Investments (Personal)	5, 13, 19
Irregularities	27

Lending Conflicts	8

Manager	31
Manual and Forms	3, 30
Media Contact	12
Misappropriation	19
Misuse of
Bank’s Name	12, 13, 14
Clearing Systems	20
Employee Privileges	20
General Ledger Accts	20
Information	5
Payments System	20
Records	20
Your Position	13, 19
Money Laundering	3, 15

Outside
Business Activities	9
Charitable Activities	11
Community Activities	11
Directorships	10
Employment	9
Financial Interests	9
Payoffs	17
Personal Relationships,	9, 19
Political Activities	13
Position (Your)	13, 19
Privacy	22
Problems	27
Protecting Bank Assets	23, 24
Public Service	12
Public Statements	12, 18, 21, 22
Purchasing Bank Assets	14
Records
Access	19
Accuracy	21
False	20
Undisclosed or unrecorded	19
Related Parties	13
Repossessed Property	7
Representations	12, 18
Retaliation	25, 26
Sales Practices	7, 17
Scotiabank	30
Scotiabank & You:
A Question of Privacy	22
Scotiabank Guidelines for Business Conduct
Acknowledgement	1
Applicability	1
Breaches	1, 27
Responsibility for	1
Security Systems	23, 24, 25
Software	13, 23, 24
Sources of Assistance	28
Staff Ombuds Office	28, 29
Subsidiaries	1, 6, 7, 8, 26, 31
Supervising Office	30
Supervisory Responsibility	3, 27
Systems	13, 20, 23, 24
Third Parties	23, 24
Threats	15
Tipping	5
Transactions
Accuracy	21
Improper	15
Trusteeships	6

Violence	15

Wills, Trusteeships & Similar Appointments	6
Working at Home	24

Scotiabank	1637916 (09/97)

Business Conduct
Scotiabank Policy for Raising Accounting, Internal Accounting Control,
or Auditing Matter Concerns (“Accounting Concerns Policy”)
Introduction
The Scotiabank Policy for Raising Accounting, Internal Accounting Control or Auditing Matter Concerns, (“Accounting Concerns Policy”) is a supplemental guideline as provided for in the Scotiabank Guidelines for Business Conduct (the “Guidelines”).
Acknowledgement of adherence to the Accounting Concerns Policy is incorporated into the annual Acknowledgement and Certification of Adherence to the Guidelines.
Purpose of the Policy
Financial misconduct involving accounting practices or the lack of adequate internal or audit controls can be profoundly damaging to any organization.
The purpose of the Accounting Concerns Policy is to protect the Bank from the consequences of improper, questionable or deceptive accounting by formally documenting an additional avenue for employees, officers and directors to report concerns, problems or irregularities specifically with respect to accounting, internal accounting controls or auditing matters (“accounting concern(s)”). Refer also to the Guidelines section “Report Problems or Irregularities” and “Sources of Assistance” for a further description of methods by which management may be made aware of any concerns, problems and irregularities, including accounting concerns.
Policy
Any employee, officer or director who has an accounting concern may, in addition to, or as an alternative to, the methods of reporting concerns, problems or irregularities described in the Guidelines, raise the accounting concern by submitting it in writing to the Chief Auditor of the Bank. If desired, the employee, officer or director may submit the accounting concern anonymously, in any format he or she may choose to protect his or her identity.
Upon receipt of a writing recording an accounting concern, the Chief Auditor of the Bank will record the accounting concern and undertake its resolution by bringing it to the attention of the person in charge of the business unit associated with the accounting concern, and the Chief Financial Officer of the Bank. If the accounting concern is not resolved to the satisfaction of the Chief Auditor, he or she will bring it to the attention of the Chief Executive Officer of the Bank. If the accounting concern is still not resolved to the satisfaction of the Chief Auditor, he or she will bring it to the attention of the Chairman of the Audit Committee of the Bank who will bring it to the attention of the full Audit Committee of the Board.

Protection from Retaliation
The Bank will protect from admonishment, discipline or retaliatory action of any kind, any employee, officer or director who, in good faith, reports an accounting concern either in accordance with the methods described in the Guidelines or in accordance with this supplemental policy.
Relevant Sections of the Guidelines
A number of sections in the Guidelines may be helpful in identifying, addressing and reporting accounting concerns, as follows:
-	Follow the Law Wherever the Bank Does Business

-	Misusing Clearing or Payments Systems or General Ledger Accounts

-	Creating False Records

-	Integrity of Transactions and Records

-	Cooperate with Audits and Investigations

-	Report Problems and Irregularities

-	Sources of Assistance